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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                SEC File Number
                                                                000-25521
                                                                Cuisip Number
                                                                45324W 103

(Check One):

[X] Form 10-K   [ ]Form 20-F   [ ] Form 11-K    [ ] Form 10-Q   [ ]Form N-SAR
         For Period Ended: year ended March 31, 2000
         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-F
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
         Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

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Part I--Registrant Information
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   Full Name of Registrant:                 INC.UBATOR CAPITAL, INC.
   Former Name if Applicable:               Shanecy, Inc.
   Address of Principal Executive Office:   9777 Whilshire Boulevard, Suite 718
                                            Beverly Hills, CA 90212

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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form
could not be eliminated  without unreasonable effort or expense;   [X]Yes [ ]No

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due
date; and                                                          [X]Yes [ ]No

         (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.                         [ ]Yes [X]No
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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         During the latter part of its fiscal year, the Company embarked on a new business strategy, changed accountants, organized a new management team and completed several acquisitions. Currently, the Company is in the process of negotiating a previously announced transaction which will have a significant effect on its financial statements and is exploring various options to raise additional capital. As a result of the foregoing, the Company is unable to file its Annual Report on Form 10-KSB on a timely basis.

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Part IV--Other Information
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         (1) Name and telephone number of person to contact in regard to this notification

Michael Bodnar, Chief Financial Officer       (604)                682-3275
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           (Name)                           (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                                [ ]Yes [X]No

         The Company's amendment to the Current Report on Form 8-K/A filed on April 5, 2000 to include the audited financials of two recently acquired companies was not timely filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or
portion thereof?                                                   [X]Yes [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Due to its previously announced change in business strategy, the Company expects to report a loss of approximately $1.1 million for the year ended March 31, 2000.

                               INC.UBATOR CAPITAL, INC.
                               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2000                         By   /S/ Michael Bodnar
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                                                Name: Michael Bodnar
                                                Title: Chief Financial Officer